Exhibit 99.1


Slide 1
-------


                                  A  S  M  L

Q2 2004 Results: A Stronger, Longer Upturn

July 14, 2004

Slide 2
-------

Safe Harbor

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product and pricing, manufacturing efficiencies, new products development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

Slide 3
--------

Agenda

o     A stronger, longer upturn
o     ASML accomplishments Q2 2004
o     Financial summary
o     Summary

Slide 4
-------

A stronger, longer upturn

Slide 5
-------

Worldwide litho tool forecast 2004-2005

                                           2004             2005

New systems                                 554       +     676   =  1230 total
Source: Dataquest

Semiconductor revenue growth y-o-y        25 - 32%        14 - 28%
Source: Various industry research
        companies

Additional assumptions:
300 mm                                       50%             60%
Capacity addition                            75%            100%
Technology upgrade                           25%              0%
Source: ASML

Slide 6
-------

1230 tools will not create over-capacity


                        Capacity, Demand and Utilization


            Semiconductor     Installed
            unit sales/      capacity in
              demand        semiconductors     Utilization
-----------------------------------------------------------
1Q99           65                80                  84.5%
2Q99           72                83                  89.1%
3Q99           79                85                  90.9%
4Q99           84                88                  93.9%
-----------------------------------------------------------
1Q00           85                91                  94.6%
2Q00           95                94                  95.0%
3Q00           99                97                  96.4%
4Q00           95               101                  92.8%
-----------------------------------------------------------
1Q01           82               101                  83.9%
2Q01           75               104                  73.2%
3Q01           70               106                  64.2%
4Q01           68               102                  65.9%
-----------------------------------------------------------
1Q02           74               100                  77.3%
2Q02           88               102                  87.0%
3Q02           89               103                  86.3%
4Q02           85               103                  81.5%
-----------------------------------------------------------
1Q03           84               102                  82.8%
2Q03           89               103                  85.9%
3Q03           93               105                  88.3%
4Q03          100               109                  91.9%
-----------------------------------------------------------
1Q04          102               109                  93.4%
2Q04          111.7             112                 100.0%
3Q04          121.0             116                 100.0%
4Q04          122.6             120                 100.0%
-----------------------------------------------------------
1Q05          121.6             126                  96.9%
2Q05          129.0             131                  98.3%
3Q05          135.0             137                  98.4%
4Q05          135.0             144                  94.0%
-----------------------------------------------------------

Slide 7
-------

Bookings lag behind: the best is yet to come

Wafer equipment bookings as % of Semiconductor sales


              WFE billings as
              % of Seasonally
              adjusted 3MM of        3MMA Growth in
             Semiconductor Sales   Semiconductor Sales
             --------------------  -------------------
 Jan-95             13.8%                37.8%
 Feb-95             16.8%                40.0%
 Mar-95             16.5%                43.3%
 Apr-95             16.6%                45.4%
 May-95             15.0%                46.3%
 Jun-95             15.0%                46.7%
 Jul-95             15.4%                46.0%
 Aug-95             15.3%                44.8%
 Sep-95             15.7%                40.8%
 Oct-95             15.6%                38.4%
 Nov-95             16.1%                37.3%
 Dec-95             16.4%                37.1%
 Jan-96             16.8%                33.3%
 Feb-96             16.9%                25.9%
 Mar-96             16.0%                15.8%
 Apr-96             15.7%                 5.9%
 May-96             14.7%                -2.7%
 Jun-96             13.6%               -12.0%
 Jul-96             11.5%               -15.7%
 Aug-96             10.7%               -18.6%
 Sep-96             10.4%               -17.5%
 Oct-96             10.7%               -16.5%
 Nov-96             11.5%               -15.9%
 Dec-96             12.3%               -16.6%
 Jan-97             12.9%               -16.6%
 Feb-97             14.3%               -15.2%
 Mar-97             14.5%                -9.4%
 Apr-97             14.7%                -5.1%
 May-97             14.2%                 2.0%
 Jun-97             14.7%                 8.0%
 Jul-97             15.7%                13.7%
 Aug-97             15.6%                15.6%
 Sep-97             16.4%                15.0%
 Oct-97             16.8%                12.0%
 Nov-97             17.3%                 9.2%
 Dec-97             15.7%                 4.5%
 Jan-98             13.4%                 2.8%
 Feb-98             10.3%                 1.0%
 Mar-98              8.4%                -4.7%
 Apr-98              7.3%                -6.2%
 May-98              6.4%               -11.9%
 Jun-98              4.8%               -13.8%
 Jul-98              4.9%               -16.9%
 Aug-98              5.9%               -15.6%
 Sep-98              8.0%               -13.5%
 Oct-98              9.2%                -9.4%
 Nov-98              9.9%                -5.9%
 Dec-98             10.0%                -1.5%
 Jan-99             10.0%                 1.3%
 Feb-99              9.7%                 3.6%
 Mar-99              9.4%                 6.9%
 Apr-99              9.4%                 7.3%
 May-99              9.8%                12.0%
 Jun-99             10.7%                13.9%
 Jul-99             11.4%                19.1%
 Aug-99             12.1%                21.3%
 Sep-99             12.9%                23.8%
 Oct-99             13.2%                23.2%
 Nov-99             11.0%                24.9%
 Dec-99             12.1%                30.0%
 Jan-00             13.7%                33.5%
 Feb-00             13.7%                34.1%
 Mar-00             14.8%                34.8%
 Apr-00             15.4%                36.3%
 May-00             15.8%                40.7%
 Jun-00             17.1%                49.0%
 Jul-00             17.4%                50.0%
 Aug-00             17.7%                51.8%
 Sep-00             16.2%                45.5%
 Oct-00             16.2%                39.3%
 Nov-00             15.4%                28.4%
 Dec-00             14.7%                21.6%
 Jan-01             12.4%                12.1%
 Feb-01             10.4%                 5.7%
 Mar-01              7.3%                -4.4%
 Apr-01              5.3%               -10.1%
 May-01              5.5%               -20.1%
 Jun-01              5.5%               -31.1%
 Jul-01              5.8%               -37.4%
 Aug-01              5.5%               -42.2%
 Sep-01              5.0%               -44.7%
 Oct-01              5.0%               -44.0%
 Nov-01              4.1%               -42.0%
 Dec-01              4.6%               -43.1%
 Jan-02              4.5%               -39.8%
 Feb-02              5.1%               -35.2%
 Mar-02              5.7%               -25.5%
 Apr-02              6.8%               -19.4%
 May-02              7.5%               -10.5%
 Jun-02              7.8%                -1.6%
 Jul-02              7.5%                 7.9%
 Aug-02              6.7%                14.2%
 Sep-02              5.7%                20.6%
 Oct-02              5.4%                19.9%
 Nov-02              5.4%                21.0%
 Dec-02              5.5%                23.1%
 Jan-03              5.2%                22.6%
 Feb-03              5.3%                18.8%
 Mar-03              5.1%                14.6%
 Apr-03              5.0%                12.0%
 May-03              5.2%                11.2%
 Jun-03              5.5%                11.8%
 Jul-03              5.7%                11.8%
 Aug-03              5.9%                13.7%
 Sep-03              6.7%                17.5%
 Oct-03              7.6%                23.3%
 Nov-03              8.4%                25.6%
 Dec-03              9.0%                28.0%
 Jan-04              9.2%                26.6%
 Feb-04              8.8%                30.8%
 Mar-04              9.1%                32.3%
 Apr-04              9.7%                36.9%
 May-04             10.1%                36.9%

Slide 8
-------

ASML accomplishments Q2 2004

Slide 9
-------

Accomplishments Q2 2004

o    Successfully introduced the AT:1250 with 5 systems shipped to customers.
o    Increased gross margin from 32.2% to 35.6%
o    Improved backlog ASP for new tools is Euro 11.7 million
o    Generated Euro 84 million net cash while increasing manufacturing output
o    Gained new major customer in Japan

Slide 10
--------

                  ASML rated in top 3 in customer satisfaction

 --------------------------------------------------------------------------
                           Top 10 Large Suppliers of
                           Wafer Processing Equipment
                                      2004
 --------------------------------------------------------------------------
   Rank        Company
 --------------------------------------------------------------------------
   1           Varian Semiconductor
 --------------------------------------------------------------------------
   2           Tokyo Electron Limited
 --------------------------------------------------------------------------
   3           ASML
 --------------------------------------------------------------------------
   4           Canon
 --------------------------------------------------------------------------
   5           Hitachi Kokusai Electric Inc.
 --------------------------------------------------------------------------
   6           Novellus Systems, Inc.
 --------------------------------------------------------------------------
   7           ASM International
 --------------------------------------------------------------------------
   8           Ulvac, Inc.
 --------------------------------------------------------------------------
   9           Dainippon Screen Mfg. Co., Ltd.
 --------------------------------------------------------------------------
  10           Nikon Corporation
 --------------------------------------------------------------------------

Source: VLSI Research Inc., Suppliers of 2004: Customer Satisfaction

Slide 11
--------

Financial Summary

Slide 12
--------

Total revenues Million Euros

             2000       2001       2002       2003        2004
------------------------------------------------------------------
Semi-annual  1180        830          -          -            -
------------------------------------------------------------------
Second Half  1493        759          -          -            -
------------------------------------------------------------------
Q1              -          -        179        318          453
------------------------------------------------------------------
Q2              -          -        609        329          616
------------------------------------------------------------------
Q3              -          -        351        370            -
------------------------------------------------------------------
Q4              -          -        820        526            -
------------------------------------------------------------------
Total        2673       1589       1959       1543         1070
------------------------------------------------------------------

Slide 13
--------


New and used system revenues by region, type and technology: H1 2004




Region
--------
Asia               71%
Europe             12%
U.S.               17%

Type
------
Scanners 300 mm    56%
Scanners 200 mm    41%
Steppers            3%

Technology
--------------
248 nm             57%
193 nm             29%
365 nm             14%

Slide 14
--------


New system ASP trending upwards


                               [GRAPHIC OMITTED]


                   Graphic depicts New System ASP bar graph.

Slide 15
--------

                           Overview historical financials consolidated Million Euros
 ---------------------------------------- -------------------- -------------------- --------------------- ------------------
                  ASML                            Q1 04              Q2 04                  H1 03               H1 04
 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------
 Net sales                                    453      100.0%      616      100.0%       647      100.0%     1,070   100.0%
 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------
 Gross profit                                 146       32.2%      220       35.6%       125       19.3%       366    34.2%
 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------
 R&D costs                                     70       15.4%       69       11.2%       149       23.0%       139    13.0%
 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------
 SG&A costs                                   42(1)      9.2%       50        8.1%       140(2)    21.7%        92(3)  8.6%
 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------
 Operating income
   from continuing operations                  34        7.6%      101       16.3%     (164)     (25.3)%       135    12.6%
 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------

 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------
 Net income from continued ops.                21        4.5%       65       10.6%     (123)     (19.0)%        86     8.0%
 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------
 Net income from discont. ops.                  -           %        -          -%      (23)      (3.5)%         -       -%
 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------
 Total net income                              21        4.5%       65       10.6%     (146)     (22.5)%        86     8.0%
 ---------------------------------------- -------- ----------- -------- ----------- --------- ----------- --------- --------

Prior year financial statements have been restated to reflect the impact of discontinued operations

(1)  SG&A costs include a positive adjustment of Euro 6 Million for restructuring expenses
(2)  SG&A costs include restructuring expenses Euro 24 Million
(3)  SG&A costs include a positive adjustment of Euro 6 Million for restructuring expenses


Slide 16
--------

Sales per model

 --------------------------------------- ---------------- -----------------
                                              H1 03            H1 04
 --------------------------------------- ---------------- -----------------
 New scanners
 --------------------------------------- ---------------- -----------------
 200 mm
 --------------------------------------- ---------------- -----------------
        i-line                                         4                20
 --------------------------------------- ---------------- -----------------
        Krf (248 nm)                                  30                33
 --------------------------------------- ---------------- -----------------
        Arf (193 nm)                                   3                 1
 --------------------------------------- ---------------- -----------------
        Total 200 mm scanners                         37                54
 --------------------------------------- ---------------- -----------------
 300 mm
 --------------------------------------- ---------------- -----------------
        i-line                                         2                 4
 --------------------------------------- ---------------- -----------------
        Krf (248 nm)                                  12                25
 --------------------------------------- ---------------- -----------------
        Arf (193 nm)                                   3                15
 --------------------------------------- ---------------- -----------------
        Total 300 mm scanners                         17                44
 --------------------------------------- ---------------- -----------------
 Total scanners                                       54                98
 --------------------------------------- ---------------- -----------------

 --------------------------------------- ---------------- -----------------
 New steppers
 --------------------------------------- ---------------- -----------------
        i-line                                         1                 1
 --------------------------------------- ---------------- -----------------
 Total steppers                                        1                 1
 --------------------------------------- ---------------- -----------------

 --------------------------------------- ---------------- -----------------
 Used systems                                         19                31
 --------------------------------------- ---------------- -----------------
 TOTAL                                                74               130
 --------------------------------------- ---------------- -----------------

Slide 17
--------

Cash flow Million Euros


----------------------------------------------------- -------------- -------------- -------------- -------------
                                                        Q1 04          Q2 04          H1 03         H1 04
----------------------------------------------------- -------------- -------------- -------------- -------------


Net income                                                21             65           (123)           86
----------------------------------------------------- -------------- -------------- -------------- -------------
Depreciation and amortization                             26             25             66            50
----------------------------------------------------- -------------- -------------- -------------- -------------
Effects of changes in assets and liabilities              62              4            327            66
----------------------------------------------------- -------------- -------------- -------------- -------------
Cash flow from operations                                109             94            270           202
----------------------------------------------------- -------------- -------------- -------------- -------------
Cash flow from investing activities                        2            (17)           (17)          (15)
----------------------------------------------------- -------------- -------------- -------------- -------------
Cash flow from financing activities                        7              7            370            15
----------------------------------------------------- -------------- -------------- -------------- -------------
Cash flow from discontinued operations                     0              0            (10)            0
----------------------------------------------------- -------------- -------------- -------------- -------------
Effect of changes in exchange rates on cash                6              0            (32)            6
----------------------------------------------------- -------------- -------------- -------------- -------------
Net cash flow                                            124             84            581           208
---------------------------------------------------- -------------- -------------- -------------- -------------


Slide 18
--------

Balance sheet as of June 27, 2004 Million Euros

 -------------------------------------------------- ------------------------------ -----------------------------
 ASSETS                                                       Mar 2004                       Jun 2004
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Cash and cash equivalents                                   1,152          38.2%           1,236         39.6%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Accounts receivable, net                                      317          10.5%             397         12.7%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Inventories, net                                              599          19.9%             591         18.9%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Other assets                                                  225           7.5%             216          6.9%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Tax assets                                                    380          12.6%             350         11.2%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Fixed assets                                                  341          11.3%             334         10.7%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 TOTAL ASSETS                                                3,014         100.0%           3,124        100.0%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 -------------------------------------------------- --------------- -------------- --------------- -------------

 LIABILITIES and SHAREHOLDERS' EQUITY
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Current liabilities (excl. tax liability)                     765          25.4%             823         26.3%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Tax liability                                                 180           6.0%             180          5.8%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Long term debts                                               890          29.5%             881         28.2%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 Shareholders' equity                                        1,179          39.1%           1,240         39.7%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                    3,014         100.0%           3,124        100.0%
 -------------------------------------------------- --------------- -------------- --------------- -------------
 -------------------------------------------------- --------------- -------------- --------------- -------------

Slide 19
--------

Backlog: litho units vs. value


                 Jan-02   Mar-02  Jun-02   Sep-02    Dec-02  Mar-03   Jun-03   Sep-03   Dec-03  Mar-04   Jun-04

Backlog units       111      117     160       93       103      87       62       91      124     163      174
Backlog value      1141     1215    1570      930      1030     870      678      859      993    1357     1800
(Million Euro)

Slide 20
--------

Backlog lithography per June 27, 2004


Total Value 1800 Million Euro


Value per type
-----------------
Scanners 300 mm      82%
Scanners 200 mm      14%
Steppers              4%

Value per technology
-------------------------
248 nm               51%
193 nm               39%
i-line               10%


Value per region
--------------------
Taiwan              27%
U.S.                23%
Korea               20%
Singapore           14%
China                7%
Europe               9%


Value per end-use
---------------------
Foundry             43%
Memory              36%
IDM                 21%

Slide 21
--------

Backlog as of June 27, 2004


------------------------------------------------------------------
                     New Systems      Used Systems      Total
                     Backlog          Backlog           Backlog
------------------------------------------------------------------
Units                147              27                174
------------------------------------------------------------------
Value M Euro         1,723            77                1,800
------------------------------------------------------------------
ASP M Euro           11.7             2.9               10.3
------------------------------------------------------------------

Total backlog ASP of tools to be shipped in the next 6 months: 9.1 Million Euro

Slide 22
--------


Gross margin improvement programs pay off


-------------------------------------------------------------------------------
                Total Net Sales (Million Euro)    Gross margin (%)
-------------------------------------------------------------------------------
3Q 2002                     352                      26.6
-------------------------------------------------------------------------------
4Q 2002                     820                      17.2
-------------------------------------------------------------------------------
1Q 2003                     318                      16.6
-------------------------------------------------------------------------------
2Q 2003                     329                      22.0
-------------------------------------------------------------------------------
3Q 2003                     370                      25.2
-------------------------------------------------------------------------------
4Q 2003                     525                      28.5
-------------------------------------------------------------------------------
1Q 2004                     453                      32.2
-------------------------------------------------------------------------------
2Q 2004                     616                      35.6
-------------------------------------------------------------------------------
3Q 2004                     -                        37.6 (1)
-------------------------------------------------------------------------------
4Q 2004                     -                        40.0 (1)
-------------------------------------------------------------------------------

(1) ASML estimate

Slide 23
--------

Q3 business focus

o Ship world's first immersion tool for volume manufacturing TWINSCAN AT:1250i

o        Improve gross margin by 2% in Q3, reaching 40% in Q4

o        Maintain R&D at Euro 65-70 million per quarter

o        Maintain SG&A at Euro 50-55 million per quarter

o        Generate cash in a growing market

Slide 24
--------

Summary

Slide 25
--------

ASML is well positioned for strong market

o        Great market momentum due to superior product offering

o        Manufacturing ramp-up is strengthening in Q4 2004

o        Cycle time reduction helps capacity

o Manufacturing plans are in place to support increasing market share in 2005

Slide 26
--------

                                    A S M L

                                  Commitment